UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                        	(Amendment No. )*




                            CLAROS MORTGAGE TRUST, INC.
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                                (Name of Issuer)


                      Common Stock, $0.01 par value per share
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                        (Title of Class of Securities)


                                    18270D106
                  --------------------------------------------
                                 (CUSIP Number)


                                 December 29, 2023
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[] Rule 13d-1(c)

[] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 18270D106                   13G
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 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman Sachs Asset Management, L.P.

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 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
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 3.   SEC Use Only



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 4.   Citizenship or Place of Organization

           Delaware

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                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               0
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               14,529,391(See Item 4)

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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           14,529,391(See Item 4)


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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

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11.   Percent of Class Represented by Amount in Row (9)


           10.5 %(See Item 4)


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12.   Type of Reporting Person

           IA

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The percentages calculated in this Schedule 13G are based upon an aggregate of 138,728,690 shares of Issuer's common stock outstanding as of on October 31, 2023, as reported in the Issuer's Quarterly Report on
Form 10-Q filed with the Securities and Exchange Commission ("SEC") on October 31, 2023.

The securities reported herein are managed by Goldman Sachs Asset Management for the BAE Systems Pension Scheme and the BAE Systems Executive Pension Scheme (together, the "BAE Pensions"), which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. These securities were previously included in a Schedule 13G filed on February 11, 2022 by BAE Systems Pension Funds Investment Management Ltd as prior manager for the BAE Pensions; BAE Systems Pension Funds Trustees Ltd, as trustee of the BAE Systems Pension Scheme; and BAE Systems Executive Pension Scheme Trustees Ltd, as trustee of the BAE Systems Executive
Pension Scheme.

Item 1(a).         Name of Issuer:
                   CLAROS MORTGAGE TRUST, INC.

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   60 COLUMBUS CIRCLE
                   NEW YORK, NY 10023

Item 2(a).         Name of Persons Filing:

                   GOLDMAN SACHS ASSET MANAGEMENT


Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   Goldman Sachs Asset Management
                   200 West Street
                   New York, NY  10282

Item 2(c).         Citizenship:
                   GOLDMAN SACHS ASSET MANAGEMENT, L.P. - Delaware


Item 2(d).         Title of Class of Securities:
                   Common Stock, $0.01 par value per share

Item 2(e).         CUSIP Number:
                   18270D106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a).[_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[_] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

          (k).[_]  A group, in accordance with Rule 13d-1(b)(1)(ii)
                   (A) through (K).

	   If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.            Ownership.*

	  (a).     Amount beneficially owned:
                   See the response(s) to Item 9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s)to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).




Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

                   Clients of the Reporting Person(s) have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. Clients known to have such right or power with respect to more than 5% of the class of securities to which this report relates are:
                   BAE Systems Pension Funds Trustees Ltd

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             See Exhibit (99.2)

Item 8.            Identification and Classification of Members of the Group.
                   Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                             Not Applicable


--------------------------

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 07, 2024

             GOLDMAN SACHS ASSET MANAGEMENT, L.P.

             By:/s/ AMEEN SOETAN
              ----------------------------------------
             Name:  AMEEN SOETAN
             Title:  Attorney-in-fact

                                INDEX TO EXHIBITS



Exhibit No.             Exhibit
-----------             -------
  99.1          Joint Filing Agreement
  99.2          Item 7 Information
  99.3          Power of Attorney, relating to
                GOLDMAN SACHS ASSET MANAGEMENT, L.P.

                                                                 EXHIBIT (99.1)

                                JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.01 par value per share, of CLAROS MORTGAGE TRUST, INC.
and further agree to the filing of this agreement  as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:  March 07, 2024

             GOLDMAN SACHS ASSET MANAGEMENT, L.P.

             By:/s/ AMEEN SOETAN
              ----------------------------------------
             Name:  AMEEN SOETAN
             Title:  Attorney-in-fact

                                                                 EXHIBIT (99.2)

                                ITEM 7 INFORMATION

                                                                 EXHIBIT (99.3)

                          POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS ASSET MANAGEMENT, L.P. (the "Company") does hereby make, constitute and appoint each of Abhishek V, Kateryna Osmachko, Ameen Soetan, Kshama Mishra, Papa Lette, Sunaina Kapoor, and Andrzej Szyszka (each, an "attorney-in-fact"), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall take effect on December 1st, 2023 and remain in full force and effect until the earlier of (i) December 1st, 2024 and (ii) such time that it is revoked in writing; provided that in the event an attorney-in-fact ceases to be an employee of the The Goldman Sachs Group, Inc. or one of its affiliates or ceases to perform the function in connection with which he/she was appointed attorney-in-fact prior to such time, this Power of Attorney shall cease to have effect in relation to any remaining attorneys-in-Fact upon such cessation but shall continue in full force and effect in relation to any remaining attornyes-in-fact. The Company has unrestriced right unilaterally to revoke this Power of Attorney.

This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 1, 2023.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
By: GSAM HOLDINGS LLC., its General Partner


By: /s/  David Plutzer
____________________________
Name: David Plutzer
Title: Authorized Signatory


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